2-39 54TH AVE

LONG ISLAND CITY NY 11101

646-912-8918

January 6, 2022

VIA EDGAR

Taylor Beech

Office of Trade & Services. Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	iFresh, Inc.
Registration Statement on Form S-1
File No. 333-251564

REQUEST FOR WITHDRAWAL

Dear Ms. Beech

On December 22, 2020, iFresh, Inc. (the “Company”), filed Registration Statement No. 333-251564 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

Please direct any questions or comments regarding this request to our outside counsel, Anthony W. Basch, Kaufman & Canoles, P.C., Two James Center, 14th Floor, 1021 E. Cary St., Richmond, VA 23219, (804) 771.5725, awbasch@kaufcan.com.

Very truly yours,

iFresh, Inc.

By:	/s/ Deng Long
Name:	Deng Long
Title:	Chief Executive Officer